Filed by Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Companies: Harris Corporation (Commission
File No. 001-3863) and Stratex Networks, Inc.
(Commission File No. 000-15895)
This filing consists of certain communications made in connection with the announcement of a Formation, Contribution and Merger Agreement, dated as of September 5, 2006, between Harris Corporation and Stratex Networks, Inc.:
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication constitute “forward-looking statements.” Forward-looking statements in this release include, but are not limited to, the expected benefits and costs of the transaction; the anticipated timing of completion of the transaction; any projections of earnings, revenues, cost of goods sold, expenses, synergy, accretion, margins or other financial terms; any statements of plans, strategies, objectives, market penetration, and any statements of expectation or belief. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected time-frames or at all; integration of the operations of Harris’ Microwave Communications Division with those of Stratex Networks now may be more difficult, time-consuming or costly than expected and may not be as successful as the parties anticipate; revenues of the combined business following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) of the combined business may be greater than expected following the transaction; the ability to retain key employees in Harris’ Microwave Communications Division and at Stratex Networks subsequent to the completion of the transaction; the conditions to the completion of the transaction may not be satisfied; regulatory approvals that might be required for the transaction might not be obtained on the terms expected and obtaining any such approvals or any other necessary regulatory reviews may not occur on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; Harris’ Microwave Communications Division and Stratex Networks are subject to intense competition; the failure of either Harris’ Microwave Communication Division or Stratex Networks to protect its intellectual property rights may weaken the competitive position of the combined company; in the future third parties may assert claims, including intellectual property infringement claims that could materially adversely affect the operating results of the combined company; as well as other factors discussed in “Risk Factors” under Item 1A. of Stratex Networks’ Annual Report on Form 10-K for the most recently ended fiscal year and Stratex Networks’ other filings with the SEC (which may also be applicable to Harris’ Microwave Communication Division), which are available at http://www.sec.gov. No person assumes any obligation to update the information in this document, except as otherwise required by law. Investors are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
Additional information and Where to Find It
This communication is for informational purposes only. In connection with the transaction, the parties will file a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary.
Participants in Solicitation
Stratex Networks, Harris and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2005 Annual Meeting of Stockholders, which was filed with the SEC on September 14, 2005. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the transaction when it becomes available.
Set forth below is the text of a transcript from the live joint conference call and webcast held by Harris Corporation and Stratex Networks beginning at 5:00 p.m. Eastern time on September 5, 2006:

HARRIS STRATEX NETWORKS, INC.
CONFERENCE CALL
September 5, 2006

1

2

3	I N D E X

4

5	PRESENTATION BY MR. KISSNER	5

6	PRESENTATION BY MR. LANCE	7

7	CONTINUED PRESENTATION BY MR. KISSNER	14

8

9	QUESTION & ANSWER SESSION

10	Ittai Kidron, CIBC World Markets	19

11	John Bucher, BMO Capital Markets	21

12	Matt Robinson, Ferris Baker Watts	25

13	Chris Donaghey, SunTrust Robinson Humphrey	29

14	Kevin Dede, Merriman Curhan Ford	32

15	James McIlree, C.E. Unterberg, Towbin	38

16	Frank Marsala, West Albany Capital	43

17	Larry Harris, Oppenheimer	43

18	Rob Ammann, R.K. Capital	44

19

20

21

22

23

24

1	OPERATOR: Good afternoon, and welcome to Harris

2	Corporation’s Stratex Networks’ joint conference call.

3	This call is being recorded.

4	Beginning today’s meeting is Pamela Padgett, Vice

5	President of Investor Relations and Corporate

6	Communications of Harris Corporation. Please go

7	ahead.

8	MS. PADGETT: Thank you. Good afternoon and

9	welcome. I’m Pamela Padgett, Vice President of

10	Investor Relations and Corporate Communications. This

11	call is being held to discuss today’s announcement

12	that Stratex Networks and Harris’ Microwave

13	Communications Division will be combined to form a new

14	company named Harris Stratex Networks. On the call

15	with me today is Charles Kissner, Chairman and CEO of

16	Stratex Networks, and Howard Lance, Chairman,

17	President and CEO of Harris Corporation.

18	And before we get started, let me say a few words

19	about forward-looking statements. In the course of

20	this teleconference Howard Lance, Chuck Kissner or

21	other management may make forward-looking statements.

22	Forward-looking statements involve assumptions, risks

23	and uncertainties that could cause results to differ

24	materially from those statements. For more

1	information and a discussion of such assumptions,

2	risks and uncertainties, please see our joint release

3	and filings made by Harris and Stratex Networks for

4	the SEC.

5	In addition, in the presentation and on this

6	teleconference we will discuss certain ratios and

7	information that are non-GAAP financial measures. A

8	reconciliation to the comparable GAAP measures is

9	included in the presentation.

10	In addition, this conference may include

11	information deemed to be solicitation material in

12	respect of the proposed combination of Harris’

13	Microwave Communications Division with Stratex

14	Networks. A proxy statement/prospectus will be filed

15	with the SEC. Investors should read that document and

16	any other related documents filed with the SEC when

17	available. For more information on how to obtain this

18	document please see our joint release.

19	Harris Stratex Networks and their respective

20	directors, officers and other employees may be deemed

21	to be soliciting proxies in favor of the combination.

22	Information about their respective directors and

23	executive officers is available in their annual proxy

24	statements on file with the SEC. More information

1	about potential proxy solicitation will be included in

2	the proxy statement/prospectus.

3	A replay of this call will also be made available

4	on the Investor Relations section of our website.

5	And, Howard, with more than those few words, I’ll

6	turn the call over to — Actually I’ll turn it over to

7	Chuck.

8	MR. KISSNER: Thank you, Pam. And just to make

9	sure we’re correct, I’m Chairman of Stratex Networks.

10	Tom Waechter is CEO.

11	Just a little background here. Over the past few

12	years our team at Stratex has realized that in this

13	new world of telecommunications there was a tremendous

14	opportunity for significant independent suppliers of

15	wireless transmission systems. Our customers have

16	Consistently told us both with words and action that

17	they want an independent choice beyond their narrowing

18	field of large infrastructure suppliers. They want to

19	have the freedom to choose the most innovative

20	solutions that they can find.

21	So on behalf of all of our stakeholders, we set

22	about several years ago to fill this need by achieving

23	the level of innovation and scale necessary to become

24	a more valuable partner to our customers. With the

1	introduction of the innovative Eclipse platform,

2	coupled with high growth, organic progress has clearly

3	moved us closer to the goal.

4	Of course the dedication to create a true leader

5	in our market has also led us to periodically look at

6	strategic ways to accelerate this process. And after

7	careful consideration we determined that now was the

8	time to take that next big step, and to do it with

9	Harris’ Microwave Communications division.

10	By creating a new company with a combination of

11	Stratex and Harris’ Microwave Division, we’re creating

12	the kind of industry leadership that we expect will

13	delight our mutual customers as well as potential new

14	customers. As an immediately recognizable industry

15	leader Harris Stratex Networks is globally strong both

16	in North America and in the rest of the world. Both

17	Harris’ Microwave Division and Stratex Networks have

18	strong innovative products, a complementary customer

19	set, and financial momentum. And very importantly

20	we’re confident that there is a great cultural fit.

21	Today you’re going to hear about the plans for

22	this new company. I’d like you to remember this, the

23	progress that both Stratex and Harris have made in

24	this field has been driven by innovation. And this is

1	yet another innovative, and yet a logical step, and

2	one that we expect will result in sustainable industry

3	leadership, a valuable enterprise, and a company that

4	will well serve all of our stakeholders whether they

5	be customers, investors or employees.

6	Now I would like to introduce, and especially to

7	our loyal Stratex Networks stockholders, someone I’ve

8	had the great pleasure to work with through this

9	process. In my opinion, Howard Lance, Chairman and

10	CEO of Harris, clearly shares the vision of what a

11	game-changing, major move this can be. Under his

12	leadership, Harris has had outstanding performance in

13	many dimensions. And as you’ll hear, Howard shares

14	our vision and is committed to the success of Harris

15	Stratex Networks. In fact, he plans to serve on the

16	Board of this new company, and I’m absolutely

17	delighted about that.

18	Howard.

19	MR. LANCE: Thanks, Chuck. And good afternoon

20	everyone.

21	As Chuck has already described, the combination

22	of these two businesses is being built on the recent

23	successes and financial momentum of both companies,

24	and it will be further driven by the greater scale and

1	industry leadership that this combination creates.

2	Not only is there strong strategic rationale

3	supporting the combination, but the financial

4	rationale’s also very compelling. We believe that

5	combining these two companies will provide significant

6	value creation for shareholders on both sides. This

7	really is a game-changing strategy, and I think it has

8	the potential to reshape the industry for wireless

9	transmission network solutions.

10	As Chuck also said, we’re confident this is a

11	deal our customers will embrace. It provides them

12	with an independent wireless transmission supplier

13	with the product innovation required to consistently

14	deliver them the best value via our superior

15	telecommunications solutions. Our customers will

16	immediately benefit from a supplier with greater

17	scale, global reach and a breadth of product offering

18	that is unmatched in the market place.

19	They will also benefit immediately from

20	partnership with a larger, more competitive and

21	financially stronger company, one that will have the

22	financial capacity to continue to invest in new

23	technologies and in adjacent wireless markets.

24	Both companies have a well-earned reputation for

1	quality, technology and innovation. Bringing our R&D

2	teams and product specialists together, and merging

3	that technology and know-how, will continue to make us

4	a more valuable partner for our customers going

5	forward. Bringing together leaders in innovation and

6	technology makes this combination much more than

7	simply one plus one.

8	We’d like to walk you through a series of slides

9	that will further describe the combination for you.

10	The slides also form the basis for an investor road

11	show that the new company will kick off later this

12	week in New York. The slides are located on the

13	investor relations websites of both companies.

14	If you turn to slide four, you’ll get a sense for

15	what we are creating with this combination of the two

16	companies, a new company with much greater scale,

17	innovative solutions, improved financial performance

18	and flexibility, and a company serving a very large

19	and diverse global customer base.

20	The combination of these two industry leaders

21	will instantly create a larger, more competitive,

22	pure-play wireless technology company capable of

23	achieving stronger financial performance than two

24	stand-alone companies could. And as Chuck mentioned,

1	this new company will be a recognized industry leader

2	from day one. We will have already earned that

3	position.

4	Slide five outlines the transaction itself.

5	Harris will contribute its Microwave Communications

6	Division and $25 million of cash in exchange for

7	approximately 56 percent ownership of the new company.

8	Stratex Networks shareholders will exchange their

9	existing stock for approximately 44 percent ownership

10	of the new company.

11	The transaction is expected to contribute

12	significantly to the financial results of both

13	companies. It is expected to be neutral to Harris

14	Corporation earnings per share in our fiscal year

15	2007, and then accretive by seven cents per diluted

16	share in fiscal year 2008. This excludes the impact

17	of a one-time gain from the combination, as well as

18	acquisition and integration expenses.

19	The transaction is expected to be slightly

20	accretive to Stratex Networks earnings per share in

21	fiscal year 2007, and then accretive by eight cents

22	per diluted share in fiscal year 2008, also excluding

23	acquisition and integration expenses.

24	The new company will also benefit from the

1	combined leadership talent that it will have going

2	forward. This begins with both companies having

3	industry veterans at the helm. Guy Campbell,

4	President of the Harris Microwave Communications

5	Division, with more than 20 years experience in this

6	industry, will be Chief Executive Officer. Tom

7	Waechter, CEO of Stratex Networks, will be Chief

8	Operating Officer. Sally Dudash, Vice President and

9	Controller of the Harris Microwave Communications

10	Division will be Chief Financial Officer. The rest of

11	the leadership team combines talent from both

12	organizations.

13	Harris Stratex Networks will have a strong and

14	independent Board of Directors from the beginning.

15	The nine-member Board will consist of five directors

16	nominated by Harris, and four directors nominated by

17	Stratex. A majority of these directors are expected

18	to be independent, including three current directors

19	of Stratex Networks and two of the Harris nominees.

20	The Board will also include Guy Campbell, myself, and

21	Chuck Kissner, who’s agreed to serve as non-executive

22	chairman.

23	Slide six provides a current snapshot of the two

24	companies and the momentum we see in both of their

1	recent financial performance. Both companies are

2	showing excellent momentum in orders and in revenue

3	growth. Orders have been greater than sales for the

4	past several quarters at both companies. Operating

5	margins have been improving. The slide also points

6	out the complementary nature of the served markets and

7	the fact that both companies have already made

8	significant investments in new, lower-cost product

9	lines to drive future growth and profitability.

10	Turning to slide seven, we summarize the

11	strategic and financial rationale driving this merger.

12	The combination of our two businesses creates

13	significant scale, positioning us as the number three

14	global supplier, adding to our number one position in

15	North America, and becoming the number two supplier in

16	the fast growing Middle East and Africa region.

17	Our highly complementary distribution channels

18	and unmatched product portfolio are very compelling

19	reasons for bringing these two companies together.

20	And as we bring them together, we will also benefit

21	from an estimated $35 million in expected annual

22	savings from product cost reductions and operating

23	expense reductions.

24	The past success of our two companies, the

1	complementary nature of this merger, and growing

2	global markets, positions Harris Stratex Networks to

3	achieve double digit revenue growth going forward with

4	continuing operating margin expansion. We believe

5	there are great opportunities for an independent

6	supplier capable of providing complete end-to-end

7	transmission solutions and turnkey network services.

8	Turning now to slide eight, these pie charts

9	offer a graphic depiction of the added scale and

10	market share the new company will command on the day

11	of the closing, with direct and channel partner sales

12	coverage in all regions of the world.

13	Slide nine illustrates the complementary nature

14	of our market channels, and shows the last 12 months

15	revenues by region for each company. It also provides

16	a little more detail on the global footprint of the

17	new company. This geographic coverage slide reflects

18	the less than five percent overlap that exists in the

19	current combined customer base. Harris Stratex

20	Networks will have a strong global presence in North

21	America, the Middle East and Africa, Europe and Asia,

22	as well as the ability to address growing

23	opportunities in emerging markets such as Russia and

24	India.

1	Slide ten illustrates the expected market growth

2	forecast going forward. As I think most of you know,

3	the fundamentals of the market remain very strong with

4	expected annual growth rates of 8 percent through

5	2009. The combination of the Eclipse and TRuepoint

6	products positions the new company very nicely in the

7	very desirable growth segments of the overall market.

8	This global growth is being driven by a number of

9	factors. In many emerging markets it’s new network

10	build-outs and network expansions. In more developed

11	markets, such as Europe and North America, it’s being

12	driven by the 3G network rollouts, leased-line

13	substitution for microwave, and expanding bandwidth

14	requirements for new triple-play services. This is

15	driving increased capacity and extended and expanded

16	footprint requirements. In North America we also

17	expect the 2 gigahertz spectrum relocation that is

18	underway to drive new demand similar to that generated

19	in the 1980s when we had the PCS relocation.

20	And in both private networks and mobile networks

21	there is increased focus on the hardening of networks

22	to protect against both natural and man-made

23	disasters.

24	At this point I’m going to turn the call back to

1	Chuck to discuss the remaining slides.

2	MR. KISSNER: Thank you, Howard. Now, let me

3	continue.

4	If you’ll turn to slide 11, that gives you a

5	pretty compelling graphic of why we think Harris

6	Stratex Networks will deliver an end-to-end product

7	portfolio that’s unmatched in the industry. The

8	combined product offering will be the broadest in the

9	industry, and it includes transport and access

10	microwave radios, carrier-grade Ethernet transmission

11	systems, and network management software. In

12	addition, we’ll continue to provide turnkey network

13	services that include network planning, engineering,

14	and implementation, all of which further deepens the

15	relationship with our customers.

16	On slide 12 we’re pointing out that the

17	successful combination of these two businesses

18	contemplates approximately $35 million in annual cost

19	savings, and we believe this is achievable in fiscal

20	2008, ending June, 2008.

21	Cost savings can be realized from both lower

22	product costs and operating expenses. The combined

23	gross margins between the two companies over the past

24	year have risen from 26 percent to 32 percent, and

1	we’re targeting 40 percent going forward, and that’s

2	driven by the implementation of joint manufacturing

3	initiatives and volume leverage in the supply chain.

4	Operating expenses as a percentage of revenue declined

5	to 25 — 27 — percent in the prior year, and we

6	believe 25 percent is achievable by addressing

7	duplication in overhead functions.

8	On slide 13, this slide puts a stake in the

9	ground regarding financial targets that we believe can

10	be achieved in the fiscal 2008 to 2009 timeframe. We

11	think these targets are achievable, annual growth rate

12	for revenue of 10 to 15 percent, gross margins of

13	around 40 percent, operating expense at 25 percent of

14	revenue, as I mentioned earlier, with a resulting

15	operating income at 15 percent of sales. We strongly

16	believe this merger will create tangible value for all

17	stakeholders.

18	And on slide 14, just to summarize the

19	presentation, this represents the summary of the value

20	we’re creating with a merger of these two industry

21	leaders.

22	First, the transaction is accretive to both

23	Harris and Stratex shareholders. From the day of

24	signing, Harris Stratex Networks becomes the leading

1	independent provider of wireless transmission systems.

2	The merger provides this new company with a scale to

3	win. Superior scale should enhance our ability to

4	serve large customers and to compete for major

5	accounts. We’ll also have the opportunity to increase

6	penetration of our mutual customer bases. The

7	opportunity to expand Eclipse and TRuepoint products

8	can be significant. Our strong brands and our best of

9	breed products and technologies create a clear and

10	sustainable product leadership position.

11	I think it’s abundantly clear that the combined

12	geographic coverage puts this new company in a

13	position to seize growth wherever it’s strongest in

14	the global telecommunications market.

15	And finally, the combination of our two

16	businesses will create a world-class engineering,

17	marketing and sales, and global support team, with

18	strengthened overall management leadership. You know,

19	we’ve arrived at this point in time as a result of the

20	progress and the sacrifices made by employees at both

21	companies. We have two outstanding teams, and we

22	believe now is the right time to combine forces and

23	assume a leadership position in this industry.

24	So as you can see, putting together Harris’

1	Microwave Communications Division and Stratex Networks

2	creates a compelling enterprise.

3	As a clear global leader in our market space,

4	with the synergies afforded by this combination, and

5	with the power to drive even more innovation going

6	forward, a complementary set of customers, products

7	and services, this is a step I firmly believe should

8	be embraced by Stratex Networks shareholders.

9	This is the next logical step, and the timing is

10	right. I feel strongly about this, and as Howard

11	mentioned, I and several of my fellow directors at

12	Stratex have agreed to serve on the Board of this new

13	company. As a combined enterprise, with both industry

14	scale and a level of independence to be nimble, this

15	is a company that all of Stratex Networks’ directors

16	have decided makes tremendous sense.

17	Now, we know many of you have questions about

18	this announcement, so Howard and I, as well as some

19	other members of the management of both Harris and

20	Stratex Networks are on the line.

21	So at this point, Operator, can you please open

22	the calls for questions.

23	OPERATOR: Yes, thank you. The question and

24	answer session will be conducted electronically. If

1	you would like to ask a question, please do so by

2	pressing the star key followed by the digit one on

3	your touch tone telephone.

4	If you are using a speakerphone, please make sure

5	your mute function is turned off to allow your signal

6	to reach our equipment.

7	Once again, it is star one if you do have a

8	question or a comment. And we’ll pause for a moment.

9	Our first question comes from Ittai Kidron with

10	CIBC World Markets.

11	MR. KIDRON: Congratulations on the announcement.

12	Chuck, perhaps you can walk me through the

13	transaction structure. I’m still somewhat confused on

14	how this exactly works. In three, four months when

15	this deal closes, from what I’m able to understand,

16	Stratex as a public company does not exist anymore, am

17	I correct?

18	MR. KISSNER: That’s correct. There will be a

19	new company called Harris Stratex Networks. The

20	ownership of that company will be around 56 percent

21	owned by Harris Corporation, and the remaining

22	ownership will be based on the current or at the time

23	the Stratex shareholders.

24	MR. KIDRON: Got it. But this entity will then

1	be a holding, basically a subsidiary of Harris, and I

2	guess at some point when you say it will (inaudible)

3	that means you’ll either spin it off or take it public

4	as a second step?

5	MR. KISSNER: It will be a public company with a

6	majority — with its own board, its own stock, has one

7	large shareholder, one major shareholder — excuse

8	me — one larger shareholder. I’m sure there will be

9	other major shareholders. The largest shareholder

10	will be Harris. And it’ll be publicly traded on the

11	market. And Harris will consolidate the results since

12	it’s a majority shareholder.

13	MR. KIDRON: Okay, thank you.

14	MR. KISSNER: Does that answer your question?

15	MR. KIDRON: I’m still — so this — the public

16	shareholders in the company today will have to hand

17	the shares over in order to get shares in this new

18	entity called Harris Stratex, which will be fully

19	consolidated, and under Harris will not be a public

20	company?

21	MR. KISSNER: No, it will be a public company.

22	And the Stratex shareholders today will exchange their

23	shares, that’s true. By the way, just —

24	MR. KIDRON: But what will they exchange their

1	shares for?

2	MR. KISSNER: The new company called Harris

3	Stratex Networks.

4	MR. KIDRON: But Harris Stratex Networks is not a

5	listed company.

6	MR. KISSNER: Yes, it will be a listed company on

7	NASDAQ. It’s just has — the largest shareholder will

8	be Harris.

9	MR. KIDRON: Okay. So to put it differently,

10	Harris will contribute its assets to Stratex, and will

11	get 56 percent of Stratex.

12	MR. KISSNER: That’s a better way of looking at

13	it, yeah.

14	MR. KIDRON: Thank you very much. Good luck.

15	MR. KISSNER: I knew you could state it

16	eloquently.

17	MR. KIDRON: (Inaudible.) All right, thank you

18	very much. Congratulations.

19	MR. KISSNER: Thanks.

20	OPERATOR: And we move next to John Bucher with

21	BMO Capital Markets.

22	MR. BUCHER: Thank you. John Bucher. For

23	Howard, first, Howard, besides the cash that you’ve

24	agreed to commit here, do you see any additional cash

1	requirements on the part of Harris Corporation once

2	Harris Stratex Networks begins rationalizing overhead,

3	facility, administration, and whatnot?

4	MR. LANCE: No. At this point we don’t envision

5	any additional cash infusion required. This company

6	will start out with a very clean balance sheet, and

7	will be in a position to obtain its own financing if

8	that’s required.

9	MR. BUCHER: And then, Howard, maybe you — if

10	you all could talk just a little bit what you can

11	about how this came about. It does appear that

12	there’s some overlap in the product portfolios there,

13	but, you know, clearly you’ve stated a pretty strong

14	case here for a lot of synergies to be had. Is this

15	something that, you know, you’re answering the cry for

16	consolidation, if you will, or you saw a significant

17	synergy in the product portfolio? Could you just sort

18	of talk a little bit about the background leading up

19	to this?

20	MR. LANCE: Well, I think in the end both

21	companies have shown significant progress on their own

22	in redesigning their complete product lines, driving

23	organic growth and returning to profitability. The

24	question was, as a stand-alone company, in either

1	case, either our microwave business or the Stratex

2	Networks business, how far could they go on their own.

3	And we both, I would say, reached a similar conclusion

4	at about the same time, which was that together we

5	could get the benefits of the scale and the leverage.

6	We’re going into, I think, a very strong growth

7	period for the market. Scale really does matter in

8	this market, especially internationally. Together we

9	are almost twice as big internationally as either

10	company would be independently. And that’s a

11	significant factor remembering that about 75 or 80

12	percent of the global market is outside of the United

13	States, and where you’re competing against sizable,

14	integrated global competitors in the infrastructure of

15	providers.

16	So together we’re going to have a much stronger

17	position to be able to operate in those global growth

18	markets and compete effectively, and we think win. We

19	think there’s a very strong place in the market for an

20	independent microwave company focussed on that

21	technology, and all of the services that are

22	surrounding it, and to compete with people who are

23	primarily in other businesses and bundle microwave

24	radios as part of a sale.

1	MR. BUCHER: And then finally, Howard, your

2	implication is that you have the overall market, which

3	you indicated the global market growth of around eight

4	percent or so for all the segments, and you’re

5	targeting the double-digit growth there, in fact, you

6	even say ten to 15 percent or so. It’s because of,

7	number one, your independence, and I guess, number

8	two, the global scope and scale that you think that

9	the combined entity can take the share from here.

10	MR. LANCE: Yeah, I think those two factors,

11	John. And then I would add to that the fact that

12	Harris has transport product lines that they can now

13	market through the existing Stratex Network’s customer

14	base and channels to market. So that’s very

15	important. As well as, together we have the broadest

16	profile in the industry, as the one slide indicates,

17	and an opportunity to serve the customer all the way

18	from their simplest access product need up to their

19	most complex integrated network, and then to wrap

20	around that the support of services in network

21	management.

22	And then finally, I think we’re going to be aided

23	by faster growth because of our focus in faster

24	growing markets. We are both well positioned in

1	emerging markets that are expected to grow a little

2	faster than that eight percent in the total market

3	number, John.

4	MR. BUCHER: Thank you very much.

5	Congratulations.

6	OPERATOR: Next we have Matt Robinson with Ferris

7	Baker Watts.

8	MR. ROBINSON: Hi, good afternoon. I guess

9	you’ve included margins in — on your slides — I

10	can’t see them. Is that correct?

11	MR. KISSNER: That’s right, Matt.

12	MR. ROBINSON: Yeah. Can you talk a little bit

13	about supply chain and facilities, and how the

14	products overlap or where there might be some market

15	expansion for the two companies?

16	MR. KISSNER: Well, you’ve got a couple of

17	questions there wrapped together, I think. But let me

18	try to —

19	MR. ROBINSON: Probably three or four really.

20	MR. KISSNER: First of all, in terms of supply

21	chain, just in general, we do expect to see supply

22	chain efficiencies that will result in lower cost in

23	goods. I think that’s pretty clear from the scale of

24	the company. And we don’t have a lot of overlap in

1	the supply chains right now. So we do believe that by

2	combining the supply requirements we will experience a

3	couple of things. One is volume discounts, but also

4	we can smooth out our demand cycles with our

5	suppliers, which also helps us from a cost point of

6	view.

7	In terms of the overlap and what it does in the

8	market, I think — well, Howard had a slide indicated

9	that there was very little overlap in the market

10	between us. We knew there wasn’t much because we

11	really haven’t run into each other a whole lot around

12	the world. But it was surprising as we went through

13	all of the details why that was true. And without

14	getting into a lot of details, we think it’s less than

15	five percent in terms of overlap.

16	So there’s no big hurry to try to rationalize

17	product lines right now because each of these products

18	have, as you know, some very different characteristics

19	as well as some similar functions; but they’re

20	different enough that they each have a place in the

21	marketplace, whether it’s with a specific customer or

22	an application, whatever. I think the rationalization

23	further down the road is where some of the more

24	exciting opportunity is, but that’s in future

1	generations of product.

2	So I think in terms of components and general

3	supply, and so on, we can move pretty quickly towards

4	getting supply chain efficiencies. The product design

5	efficiencies probably come somewhat later, and still,

6	I think we’re pretty comfortable with the level of

7	synergies that we’ve talked about.

8	MR. ROBINSON: Has Harris gone to the same degree

9	that Stratex has in terms of moving to CMs and

10	bringing as much design into more standard

11	digital-type product manufacturing?

12	MR. LANCE: Matt, I think the answer is a yes and

13	no. Yes from a product line standardization

14	standpoint. Similar to the approach with Eclipse, our

15	TRuepoint product line has — emanates from a common

16	platform with lots of common components. But while we

17	are moving some of our products toward the contract

18	manufacturing business model, we’ve only just started

19	there, and certainly there’s a lot that two companies

20	working together can do to benefit from that model.

21	MR. ROBINSON: So Harris’ side of it will still

22	have significant captive manufacturing?

23	MR. LANCE: Yes. We expect to continue to have

24	manufacturing at our facility at San Antonio, Texas.

1	MR. ROBINSON: In terms of the product overlap my

2	understanding is Harris there’s a lot more in the U.S.

3	has long-haul type products, is that correct?

4	MR. LANCE: We have a complete product line, but

5	our sales distribution would be typically a little

6	over 50 percent in the North America market, and

7	certainly a significant amount of our global sales

8	does come from larger transport and trunking radios,

9	yes.

10	MR. ROBINSON: So Chuck, is that where you’re

11	talking about the absence of overlap?

12	MR. KISSNER: Right. That’s the evidence of it.

13	Clearly we’re focussed 95 percent on the international

14	market, and our entire product line is focussed on the

15	access business, whether it be voice or data access.

16	So somewhat of a different focus, but a great

17	combination when you put all of that together.

18	MR. ROBINSON: What about facilities, I guess the

19	press release talked about the headquarters moving or

20	rather it being in Research Triangle Park, where are

21	the other major facilities?

22	MR. KISSNER: Well, we’re not — the facilities

23	are the same as what we have today between the two

24	companies. And in terms of any rationalization, or

1	whatever, I think those are details that would come

2	out later as we go through the planning process, and

3	get to closure.

4	But as far as the headquarters, the company has

5	to have some headquarters, and the headquarters will

6	be in Research Triangle Park. The headquarters

7	functions will be split between Research Triangle Park

8	and San Jose.

9	MR. ROBINSON: Okay. Thank you.

10	OPERATOR: And we’ll take our next question from

11	Chris Donaghey with SunTrust Robinson.

12	MR. DONAGHEY: Hi, good evening, guys.

13	Congratulations on the deal.

14	First of all, I wonder if you could talk about

15	Stratex’s focus on the international market, you know,

16	what was the rationale in focussing on that market to

17	begin with rather than taking a more domestic focus?

18	MR. KISSNER: Well, part of it is the legacy of

19	the company. If you go way, way back, the company

20	actually was formed out of folks that came out of what

21	became Harris’ Microwave Division 20 something years

22	ago. And I think they started focussing on the U.S.

23	back in the mid ‘80s, but found a much more

24	significant market for this kind of product outside of

1	the U.S. at that time. And the reason why, was that

2	in mobile backhaul something like 80 percent of the

3	transmission is done with microwave radios. So it was

4	a very, very lucrative market. So the company by

5	legacy did quite well in that market, got very, very

6	strong. At the same time whenever it tried to go into

7	the U.S. market, because of its size, and a number of

8	other things, it was difficult for it to gain

9	significant traction. For one reason Harris was a

10	very, very strong supplier in the U.S. market, and so

11	it was somewhat difficult to penetrate. But that

12	market outside of the U.S. has turned out to be very

13	lucrative for Stratex, and it actually drove the

14	designs of the products to fit the international

15	market in a very strong way.

16	I think we’ve always felt that to be a truly

17	global supplier we had to be strong both in North

18	America and outside North America at the same time.

19	And I think that’s one of the reasons why

20	strategically we thought doing something like this

21	made a tremendous amount of sense.

22	MR. DONAGHEY: Okay. And so as you look at those

23	ten to 15 percent targeted top-line growth rate going

24	forward, is that now you’re moving the Stratex

1	products back into the domestic U.S. market or is it

2	still going to be more international focussed in terms

3	of that excess growth opportunity?

4	MR. KISSNER: I think it’s too — Thank you. I

5	think it’s too earlier to really talk about

6	specifically where the products are going to go.

7	Other than to say that both products have a very

8	healthy customer base today, and we expect to sustain

9	that customer base with the products that we have

10	right now. And, you know, going into product

11	substitution, and so on, is not really — we can’t get

12	into that kind of specificity right now.

13	That being said, there are some markets, as

14	Howard talked about, that are particularly strong and

15	growing very quickly. And when we look at the

16	products individually, some of the TRuepoint products

17	are probably a better fit in some of these new markets

18	than Eclipse. And Eclipse is probably a better fit

19	than some of the TRuepoint products. And we intend to

20	take advantage of that.

21	MR. DONAGHEY: Okay, great. Thanks. And one

22	final question. Just on the structure, Howard. So

23	when the deal is closed, the Harris Microwave

24	Communication segment from an income statement

1	prospective will say, Harris Stratex Networks, and it

2	will incorporate the full financial results for that

3	subsidiary, but at the same time, Harris Stratex

4	Networks will report its own financials under a

5	separate set of documents or press releases as a

6	stand-alone company, and, you know, I hate to use this

7	example, but very similar to what we see at Comverse

8	and Verint

9	MR. LANCE: Well, I think what you said is

10	accurate. I don’t know those two companies. But yes,

11	you know, each quarter Harris Stratex Networks will

12	report their full results for the company. As a

13	majority control shareholder we’re required then to

14	consolidate the entire results into our income

15	statement and our balance sheet, all the assets,

16	liabilities, and so on, and then of course at the

17	minority interest line we’ll eliminate the 44 percent

18	of the company that we do not own.

19	MR. DONAGHEY: Okay.

20	MR. LANCE: So what today says Microwave

21	Communication segment will in fact be the aggregate

22	combination of this combined company.

23	MR. DONAGHEY: Okay, great. Thanks, Howard.

24	OPERATOR: Next we have Kevin Dede with Merriman.

1	MR. DEDE: Good afternoon, gentlemen. Would you

2	mind delving into the product mix a little bit more?

3	I understand that Harris is in the process of, what,

4	upgrading Megastar for a March quarter release? I’m

5	just still trying to understand the sense behind

6	supporting both TRuepoint and Eclipse. And then I’d

7	like to know where you would go with the Constellation

8	versus Altium and Aurora versus Zelox.

9	MR. LANCE: Well, I think first of all, Kevin, in

10	the transport space you’re exactly right. We’re

11	developing the TRuepoint 6000, 6500 series, and that

12	will serve two purposes, it will be a global transport

13	product. And with this new combined company we’ll

14	have new customers to go and introduce that product

15	line to, and hopefully displace some others who are

16	currently selling them their transport products.

17	It will also serve in the long run as a

18	replacement not only for the Megastar but for the

19	Constellation product line. That is some quarters

20	out, but that’s the strategy for the development of

21	that product that we’ve been talking to customers

22	about. So that will continue exactly as we have

23	currently planned.

24	I think in the long run Guy Campbell and Tom

1	Waechter and their team will work together to decide

2	how to get the best of the best in the technology.

3	I’m sure there will be some product consolidation, but

4	that’s going to be in the longer term. We’ve got

5	several months here to get through the requirements

6	for closing. There will be a lot of planning going on

7	during that time by joint integration teams that will

8	be put together. And then they’ll be ready to launch.

9	At the closing I’m sure they’ll have some more

10	definitive things that they can say about the product

11	strategy at that time.

12	MR. DEDE: Very good. Are there

13	Hart-Scott-Rodino implications?

14	MR. LANCE: We have to go for a filing, but

15	because of the small amount of revenue that Stratex

16	Networks has in the U.S. we don’t see that as being

17	any kind of an issue.

18	MR. DEDE: Okay. When do you suppose this topic

19	goes before Stratex shareholders?

20	MR. KISSNER: We’ve said that it would probably

21	be in late November if everything goes smoothly.

22	Obviously if it doesn’t, it could take longer than

23	that.

24	MR. LANCE: Stratex expects to file their S4 some

1	time in the next couple of weeks, three weeks, I

2	think, for comment from the SEC. And then the proxy

3	will be put together for the shareholder review.

4	MR. DEDE: So how many outstanding shares will

5	this combined company have?

6	MR. KISSNER: It will be based on the ratio of

7	the shares to be issued, it will be somewhat south of

8	60 million, probably 56, 58 million share level.

9	MR. DEDE: How did you decide on the 56/44 split

10	given that rev split at about 60/40?

11	MR. LANCE: Well, obviously we worked on trying

12	to strike the right balance for what each company has

13	produced in the previous period, but also what each

14	company felt they could produce going forward in terms

15	of both revenue and profitability. And then we looked

16	also at the synergies, and agreed on the 56/44 split

17	as an appropriate way to create value for both the

18	shareholders of both companies as well as to recognize

19	a sharing in the synergies since they really can only

20	be created by both companies coming together.

21	MR. DEDE: So, Chuck, the press release mentions

22	your licensed partner. I’m just wondering what you

23	think their take will be given the competitive nature

24	that they probably see Harris at in North America.

1	MR. KISSNER: Well, I guess you would have to ask

2	them. All I can tell you is that we’re committed to

3	support our license partner or partners going forward.

4	We think it’s an important part of the program, and

5	we’ve carefully integrated that into the planning that

6	we’ve done so far in putting this together, and

7	probably wouldn’t have proceeded if we didn’t feel

8	that we were going to meet our obligations in the most

9	enthusiastic way.

10	MR. DEDE: Last question for me. What’s the

11	headcount at Stratex and the headcount at Harris’

12	Microwave Division, and where do you see that going?

13	MR. KISSNER: Well, let’s see, we have to go get

14	the numbers out of here. Let’s see. Well, Stratex is

15	about 450 in total. And I don’t actually have a

16	number here for —

17	MR. LANCE: It’s around a thousand.

18	MR. KISSNER: Around a thousand. Excuse me, 950,

19	I just got the number. Around 950. Clearly there’s

20	synergies, but we don’t — we can’t really get into

21	the details now about how much of that is affected by

22	headcount.

23	MR. LANCE: Both the teams have a lot of work to

24	do and the planning process on integration between now

1	and the closing certainly there are cost savings that

2	will be realized, but how that translate into

3	individual headcount is too early to articulate.

4	MR. KISSNER: I think the thing to remember is

5	that all the synergies we’re talking about here, they

6	arise from many different sources. The product cost

7	synergies are a very significant part of the synergies

8	going forward. We talked about supply chain, best of

9	best, product design in the long term, and things like

10	that. There is obviously in something like this some

11	duplication of functions, and that impacts people in

12	some way. But to say that all the synergies might be

13	coming out of headcount would be wrong.

14	MR. LANCE: Yeah, absolutely. And at the same

15	time, Kevin and others on the line, don’t go away

16	thinking that we’re just making up or throwing out

17	numbers here. There’s been a lot of detailed analysis

18	that’s been done on these synergies. And it’s really

19	just a question of Guy and Tom and their teams needing

20	time to really put together a detailed transition plan

21	before we’re going to be in a position to discuss a

22	lot of specifics, so. But a lot of analysis has been

23	done, and we are confident in the profitability

24	prospects for the combined company.

1	MR. DEDE: So the net operating loss carried

2	forward, are they washed on this merger?

3	MR. MCARTHUR: Let me speak to that. The net

4	operating loss carried forward will actually continue

5	from a cash flow nature. With regards to an income

6	statement they will come out of the P&L and move to

7	the balance sheet. But as far as the cash generated

8	from the NOLs, they will continue.

9	MR. DEDE: From both companies?

10	MR. MCARTHUR: When you say both companies, the

11	NOLs of — they’ll get combined, and it will be on a

12	balance sheet. There won’t be a P&L as a proven

13	profitability. Being able to run that through the P&L

14	will go away, and it will come up on the balance sheet

15	as a deferred tax item.

16	MR. DEDE: Okay. Thanks very much for taking my

17	questions.

18	MR. KISSNER: That was Gary McArthur, CFO of

19	Harris.

20	OPERATOR: Next we will move to Jim McIlree with

21	Unterberg, Towbin.

22	MR. MCILREE: Thank you. It looks to me like

23	most of the cost savings you’re expecting are coming

24	out of cost of sales because the offset as a percent

1	of sales looks like it’s pretty close to your target.

2	And given that Stratex, I think, peaked gross margins

3	at 38 percent, hitting 40 percent seems like it’s kind

4	of a heroic assumption.

5	So the question is, I know you’ve kind of said

6	that there savings everywhere, but it seems to me that

7	most of the savings are in cost of sales. And if so,

8	you know, how much have you really identified to save

9	in that cost of sales, and how much of the savings is

10	Kentucky Windage

11	MR. KISSNER: In my opinion, looking at the

12	detail that we’ve gone through, as you know we’ve

13	been, at Stratex alone, advertising a target of 36 to

14	38 percent. If I look at the detail that’s behind

15	this, and how we get there, and what the ASPs are in

16	the combined company, and a number of other factors,

17	the 40 percent I think is highly achievable or we

18	wouldn’t have, together, put this on the table.

19	Remember we’re talking about a market that’s

20	global now. We have more power in the market. It’s a

21	combination of the North America and international

22	market, and it’s one that we’re more of a value

23	provider with all the services that go around the

24	products. And so I think it’s quite achievable.

1	Howard, do you want to speak to that, too?

2	MR. LANCE: I certainly agree with you. I think,

3	Jim, one thing you might consider is the positive

4	contribution to that gross margin that comes from the

5	transport part of the market, which has historically

6	for us contributed higher margins than the access only

7	piece.

8	And then secondly, when you look at the network

9	management software and services that we’re able to

10	wrap around the product only offer that we make.

11	So we feel very comfortable that can be achieved,

12	and would not have suggested that number if there

13	wasn’t a basis for getting to it.

14	Again, I think that this very detailed plan you

15	can expect will emerge as we come out of this planning

16	session between signing and closing. And I would say

17	in the same way that we provided relatively specific

18	how to achieve targets during my tenure at Harris

19	we’re going to be doing the same thing in encouraging

20	Guy and Tom Waechter to do that for Harris Stratex

21	Networks. And Tom, or Chuck and I, have been very

22	involved with them as we have worked together to put

23	together the preliminary plans. You’ll hear a lot

24	more detail as we go forward.

1	MR. MCILREE: And then quickly, Howard, slide 13

2	shows the targets for this entity of over ten percent

3	top line, over 15 percent operating income margin,

4	which I think fits your criteria for the kind of

5	companies you want at Harris. So if this is the case,

6	then why not just buy this and reap all of the

7	benefits for Harris shareholders rather than for only

8	56 percent of them, so to speak?

9	MR. LANCE: Well, number one, Jim, a big

10	consideration is creating shareholder value in

11	acquisitions. I have said many times before that

12	that’s always very high on our list. To do that on

13	the basis of the current results a hundred percent

14	acquisition would have been a diluted acquisition.

15	And for that reason I did not believe that was really

16	the best first step.

17	This gives Harris lots of flexibility going

18	forward. We’ve committed to a two-year standstill

19	where we will maintain this ownership for the next two

20	years. Following that we can increase our ownership

21	up to a little higher level, but still are relatively

22	inflexible. But in the long run we become very

23	flexible in terms of whether this kind of a company

24	fits our strategy in terms of what Harris shareholders

1	are trying to achieve.

2	Right now we think it’s the right move. We’re

3	heading into, I think, a prolonged positive growth

4	cycle in the market. We’re going to deliver an

5	accretive transaction and create value for both sets

6	of shareholders. And we’re going to be achieving, as

7	you indicated, Jim, some of the targets that I set.

8	While at the same time we’re going to be giving Harris

9	an expanded commercial communications revenue and

10	growth prospect to help continue to drive

11	diversification in our portfolio.

12	MR. KISSNER: Let me add to that from the Stratex

13	shareholder point of view, and how we looked at this.

14	We think this is a great opportunity for Stratex

15	shareholders to increase the value of their investment

16	by continuing to allow them a vehicle to participate

17	in this. The numbers are very compelling in many,

18	many ways in terms of growth and profitability, and so

19	on. The sustainability is very high in this business

20	with a much larger enterprise. And we felt it was in

21	our shareholders’ interest to give them the ability to

22	participate.

23	MR. LANCE: We also recognize, Jim, you know, the

24	market values pure-play technology companies in a

1	little different way than a defense company, and this

2	is a way to realize some of that value for Harris

3	shareholders as well.

4	MR. MCILREE: Thank you.

5	MR. KISSNER: Thanks.

6	OPERATOR: Next we’ll take Frank Marsala with

7	West Albany Capital.

8	MR. MARSALA: Oh, yes, I’m sorry. My questions

9	have been answered. Thank you.

10	MR. LANCE: Thanks, Frank.

11	OPERATOR: Thank you. We’ll move to Larry Harris

12	with Oppenheimer.

13	MR. HARRIS: Yes, thank you. It sounds like an

14	interesting transaction. I was wondering, you know,

15	over the longer term, and obviously you have to get

16	this transaction approved and operationally off the

17	board, but with 600 million in revenue base do you

18	over time see expanding the product line either in

19	terms of maybe going back to the OEMs interested in

20	buying some of their microwave operations or moving

21	into adjacent areas in wireless infrastructure, not

22	immediately, but over the longer term?

23	MR. LANCE: Larry, I certainly think that Guy and

24	Tom and their management team are going to have lots

1	of potential opportunities that they could have

2	pursued independently, but I think together they get

3	to pursue those more quickly. They have a stronger

4	financial foundation to build on. And whether it’s

5	acquisitions or additional strategic partnerships or

6	moving into adjacent markets, I think all of those are

7	going to be available to this new company.

8	And that’s, I think, part of the excitement that

9	Chuck and I have, is again the foundation of both

10	companies really being on technology and innovation,

11	and together they’re going to be in a much better

12	position to pursue those innovations going forward.

13	MR. HARRIS: All right. Well, thank you very

14	much.

15	MS. PADGETT: Operator, to keep this within an

16	hour, I think we’ll just take one more question

17	please.

18	OPERATOR: Thank you. And we’ll move to Rob

19	Ammann with R.K. Capital.

20	MR. AMMANN: Congratulations. Can you comment —

21	it sounds like you’ll need a pretty full tax rate with

22	the new entity — what tax rate should we assume

23	there?

24	MR. MCARTHUR: Well, who wants to take that one?

1	I mean, we believe — a lot of works has to be done —

2	but we believe that the tax rate once this company

3	gets up and running, and takes advantage of tax rates

4	and global jurisdictions to augment the U.S. tax rate,

5	we think it will be perhaps somewhere in the 30

6	percent rate. So for now, that’s what we would

7	suggest using. Certainly from, let’s say, fiscal year

8	‘08 going forward.

9	MR. KISSNER: But, Rob, I think one other point

10	on this tax rate is, if you use 35 percent, let’s say,

11	let’s assume it’s a full tax rate, the financials are

12	still very compelling.

13	MR. AMMANN: That’s good.

14	MR. KISSNER: So that almost doesn’t really

15	matter at this point.

16	MR. AMMANN: Okay, great. Kind of a follow-up on

17	Jim’s question. It does look like over 80 percent

18	plus of the cost synergies are coming out of the cost

19	of goods sold. And maybe if we could just talk about

20	the strategy for manufacturing looking out long term,

21	looking out, you know, two to three years in terms of

22	what percentage would be manufactured internally

23	versus outsourced.

24	MR. KISSNER: As I said earlier, I think that

1	level of planning and that level of detail really has

2	to be nailed down to the point where Guy and Tom can

3	talk about that at the time of closing or around that

4	time.

5	But clearly the trend is towards more

6	outsourcing. And I think that’s what you should

7	expect from this company. Stratex has been way down

8	the road in terms of outsourcing in a rational way.

9	It doesn’t mean everything has to be outsourced. Some

10	things are better outsourced, and some things are

11	better left inside the company. But whatever benefit

12	there can be from that, I’m sure is going to be

13	applied to the thinking of this company.

14	MR. AMMANN: Okay. And to understand the synergy

15	analysis, the 35 million, that would be realized in a

16	full year in the June ‘08 fiscal year?

17	MR. LANCE: Yes. That’s the way we did that

18	calculation.

19	MR. KISSNER: It’s not per quarter, Rob.

20	MR. AMMANN: No, understood. I just wanted to

21	make sure it wasn’t an exit rate on the June ‘08

22	fiscal year.

23	MR. KISSNER: Okay.

24	MR. AMMANN: And then in terms of the accretion

1	guidance you gave, what amount of synergy is assumed

2	in that, you know, whatever the eight cent accretion

3	to Stratex in fiscal year ‘08?

4	MR. KISSNER: Well, for year ‘08 we have assumed

5	the 35 million. And we then did the analysis as if

6	Stratex were continuing to be a stand-alone company

7	with what the impact would be on their earnings. It’s

8	a little bit of a — it’s a calculation — because as

9	we’ve discussed, there won’t be that stand-alone

10	company. It will be the combined company. But that’s

11	the way the analysis was done in order to try and

12	illustrate the magnitude of the accretion or

13	contribution to earnings that the Stratex shareholders

14	should look forward to seeing in the go-forward

15	company.

16	MR. AMMANN: Okay. But that accretion is for

17	fiscal oh — that was a fiscal ‘08 number, okay. I

18	was thinking —

19	MR. KISSNER: Right, put —

20	MR. AMMANN: — slightly accretive in ‘07, okay.

21	MR. KISSNER: Yes, sir. So it’s on a common

22	basis. Because we’ll be consolidating that, Harris

23	Stratex Networks will be on the — moving to a June 30

24	fiscal year to coincide with Harris.

1	MR. AMMANN: Understood. I think I just had my

2	fiscal years mixed up. And what’s the manufacturing

3	utilization in the Texas facility for Harris?

4	MR. KISSNER: In terms of percent capacity, I

5	don’t know that I can comment on that. Specifically

6	we have — we consolidated our Canadian manufacturing

7	facility into that facility within the last year. We

8	have, though, begun outsourcing of some of our newer

9	access radio products. So we’re not at hundred

10	percent capacity. We could do more manufacturing

11	there, but I don’t know a specific number for you,

12	Rob.

13	MR. AMMANN: Okay, and last question. It looks

14	like I can (inaudible) into Harris’s gross margin last

15	year at somewhere around 36 percent. What sort of

16	long-term guidance or color have you given with

17	respect to where margins for Harris’ microwave

18	business could have been on a stand-alone basis over

19	time?

20	MR. LANCE: We haven’t given any specific gross

21	margin guidance that I recall, Rob. What we clearly

22	said is operating income, the first milestone was ten

23	percent return on sales. We’ve come close to that

24	during the last quarter, and that was our first

1	milestone. We always hoped that we could get to 15

2	percent return on sales beyond that. But we haven’t

3	given any specific numbers on gross margin.

4	MR. AMMANN: Okay, congratulations.

5	MR. KISSNER: Thanks, Rob.

6	MR. LANCE: I want to thank everybody for their

7	interest in today’s announcement, and we hope you’re

8	excited about — as excited about these prospects and

9	the opportunities as we are.

10	I just want to note that over the next several

11	days members of the combined management team for the

12	company will be meeting with investors in various

13	cities around the country. And we’ll be starting with

14	New York on Thursday. And we look forward to seeing

15	many of you at that time.

16	Thanks very much for your interest and your

17	participation. Good day and good night.

18	OPERATOR: And that does conclude today’s

19	conference call. We do thank you for your

20	participation.

21

22

23

24

Set forth below is the joint slide presentation used by Harris Corporation and Stratex Networks, Inc. in connection with the live joint conference call and webcast held beginning at 5:00 p.m. Eastern time on September 5, 2006:

Harris Stratex Networks, Inc. Creating a Leading Global Wireless Transmission Networks Solutions Provider Conference Call September 5, 2006

Forward Looking Statements Certain statements in this presentation constitute "forward-looking statements." Forward-looking statements in this presentation include, but are not limited to, the expected benefits and costs of the transaction; the anticipated timing of completion of the transaction; any projections of earnings, revenues, cost of goods sold, expenses, synergy, accretion, margins or other financial terms; any statements of plans, strategies, objectives, market penetration, and any statements of expectation or belief. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected time-frames or at all; integration of the operations of Harris' Microwave Communications Division with those of Stratex Networks now may be more difficult, time-consuming or costly than expected and may not be as successful as the parties anticipate; revenues of the combined business following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) of the combined business may be greater than expected following the transaction; the ability to retain key employees in Harris' Microwave Communications Division and at Stratex Networks subsequent to the completion of the transaction; the conditions to the completion of the transaction may not be satisfied; regulatory approvals that might be required for the transaction might not be obtained on the terms expected and obtaining any such approvals or any other necessary regulatory reviews may not occur on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; Harris' Microwave Communications Division and Stratex Networks are subject to intense competition; the failure of either Harris' Microwave Communication Division or Stratex Networks to protect its intellectual property rights may weaken the competitive position of the combined company; in the future third parties may assert claims, including intellectual property infringement claims that could materially adversely affect the operating results of the combined company; as well as other factors discussed in "Risk Factors" under Item 1A. of Stratex Networks' Annual Report on Form 10-K for the most recently ended fiscal year and Stratex Networks' other filings with the SEC (which may also be applicable to Harris' Microwave Communication Division), which are available at http://www.sec.gov. No person assumes any obligation to update the information in this document, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find it Additional Information and Where to Find It This presentation is for informational purposes only. In connection with the transaction, the parties will file a registration statement on Form S-4, which will include a proxy statement/prospectus, with the Securities and Exchange Commission ("SEC"). This communication may be deemed to be solicitation material in respect of the proposed combination of Harris' Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary. Participants in Solicitation Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks' 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris' 2005 Annual Meeting of Stockholders, which was filed with the SEC on September 14, 2005. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition when it becomes available. Use of Non-GAAP Financial Measures It is important to recognize that in certain instances in this presentation we have adjusted actual financial results, prepared in accordance with generally accepted accounting principles ("GAAP"), for certain items, including special items (which are defined as items not related to the ongoing, underlying business or which in our view distort comparability of results). We have also provided earnings estimates in terms of adjusted earnings, excluding special items and transaction-related expenses. We believe that the resulting adjusted, non-GAAP information provides a picture of results that is comparable among periods since it excludes the impact of items, the size and nature of which can make period to period comparisons difficult and potentially confusing. However, investors should note that non-GAAP measures involve judgments by management. We note that such information is not in accordance with GAAP and should not be viewed as an alternative to GAAP information. A reconciliation of adjusted information to GAAP is included either on the slide where the information appears or in the appendix to this presentation. These slides are only intended to be reviewed in conjunction with the oral presentation to which they relate.

Harris Stratex Networks

Industry Leadership

- ✓ Scale
- ✓ Innovative solutions
- ✓ Financial performance

Complete Infrastructure Solutions

- ✓ End-to-end wireless transmission capabilities
- ✓ Transport, access, and carrier-grade Ethernet microwave systems
- ✓ Nodal processors
- ✓ Software upgrades
- ✓ Network management solutions
- ✓ Turnkey field services
- ✓ Software licensing to OEMs

Large Global Customer Base

- ✓ Mobile & Fixed Wireless operators (cellular, GSM, 3G/UMTS, WiMAX)
- ✓ Government agencies
- ✓ Public utility and transportation companies
- ✓ State and local government & public safety providers
- ✓ Wireline operators
- ✓ Enterprise networks



Investor Briefing, 4 | *Harris Stratex Networks, Inc.* | September 5, 2006

Transaction Overview Financial Structure Harris contributes Microwave Communications Division and $25M of cash for approximately 56% ownership Stratex shareholders exchange their shares for approximately 44% ownership Two-year standstill, with limitations in years three and four Fiscal year ending June 30; Harris will consolidate results Projected Financial Performance Slightly accretive to Stratex Networks EPS in fiscal year 2007 and accretive by approximately $.08 per diluted share in fiscal year 2008* Neutral to Harris fiscal year 2007 EPS and accretive by approximately $.07 per diluted share in fiscal year 2008** Governance and Company Leadership Guy Campbell, CEO; Tom Waechter, COO; Sally Dudash, CFO Nine-member board, 5/4 Harris/Stratex; majority will be independent Chuck Kissner - non-executive Chairman Includes Howard Lance, Harris Chairman, President and CEO Closing Conditions Regulatory approvals and Stratex shareholder approval * Excluding acquisition and integration expenses ** Excluding a one-time gain as a result of the transaction, and acquisition and integration expenses

Snapshot of the Two Companies (Microwave Communications Division) Continuing improvement in financial performance LTM revenue of $349M and growing at 9% Generated $21.7M in Non-GAAP operating income* and margin of 6.2% Latest quarter Non-GAAP operating margin* reached 9.1% Continuing improvement in financial performance LTM revenue of $242M and growing at 28% Generated $12.0M in Non-GAAP operating income* and margin of 5.0% Latest quarter Non-GAAP operating margin* reached 8.0% Continuing momentum -- orders greater than sales for 6 quarters Continuing momentum -- orders greater than sales for 4 quarters Regional strength in North America; Middle East and Africa Regional strength in Europe, Middle East and Africa; Asia Pacific Recently invested in successful new market-leading TRuepoint(tm) product family Recently invested in successful new market-leading Eclipse(tm) product family * See reconciliation of non-GAAP financial measures in the Financial Information Appendix.

Compelling Strategic and Financial Rationale Creates significantly greater scale -- the largest independent provider of wireless transmission network solutions Compared to all suppliers - #3 Globally and #1 in North America Delivers complementary global distribution channels Minimal customer overlap and significantly expanded customer footprint Serves a large market with expected strong growth over next five years Offers customers an unmatched end-to-end product portfolio Offers expected annual savings of approximately $35M through product costs and operating expenses Creates a larger, highly relevant, and more competitive company Stronger financial performance Greater financial capacity Product leadership Ability to serve adjacent markets Positioned to Deliver Double-Digit Growth and Margin Expansion

Global Market Harris Stratex 15% Stratex 6% Harris 9% A Leading Global Provider of Wireless Transmission Network Solutions North American Market Harris Stratex 48% Estimated based on calendar year 2005 global market of $3.5 billion Source: Management estimates Harris 46% Stratex 2%

Complementary Global Distribution Channels With Less Than 5% Overlap $ 175 $ 11 $ 186 $ 29 $ 22 $ 51 $ 21 $ 56 $ 77 $ 100 $ 81 $ 181 $ 24 $ 72 $ 96 North America Latin America Middle East/Africa Europe (incl. Russia) Asia Pacific * Based on the latest twelve months ended June 30, 2006 Revenue by Region* ($ in millions) Harris $349 Stratex $242 Total $591 #3 Globally, #1 in North America, #2 in Middle East and Africa, and an expanded footprint across Europe, Asia, Latin America, and emerging growth markets of Russia and India

Microwave Market Growth Expected Total Global Market Growth of 8%; Strong Positioning in Higher Growth Segments Source: Management estimates 2006 2007 2008 2009 PDH access 2317 2461 2608 2859 PDH Transport 200 210 210 215 SDH Access (incl Ethernet) 713 847 976 1083 SDH Transport 705 711 750 780 ($ in millions) CAGR: 7% Eclipse E300SP; TRuepoint 4000 CAGR: 3% TRuepoint 6500 CAGR: 15% Eclipse E300HP; TRuepoint 5000 TRuepoint 6000

Unmatched End-to-End Product Portfolio Other Independent Suppliers Transport SDH PDH Access SDH PDH Network management solutions IP Turnkey planning, engineering, and implementation Source: Management estimates

Solid, Achievable Plan for Cost Synergies Cost of goods sold Increased outsourcing on some products to low-cost contract manufacturers Supply chain volume leverage Low-cost design architecture "best of the best" Operating expenses* Duplicate administrative and overhead costs Adherence to common engineering design processes Targeted annual cost savings of $35M in fiscal year 2008 2005 2006 GM 20 25 Combined gross margin 26% 32% Targeting 40% 2005 2006 Op Exp 30 27 20 20 20 30% 26% Combined operating expenses as % of revenue* Targeting 25% * See reconciliation of non-GAAP financial measures in the Financial Information Appendix.

Harris Stratex Networks Performance Targets Latest twelve months performance* Latest twelve months performance* Targets Harris Microwave Stratex Networks 2008-2009 Year-over-year revenue growth 9% 28% 10-15% Gross margin 34% 30% 40% Operating expenses as % of sales 27% 24% 25% Operating income margin 6% 5% 15% Targeting Double-Digit Revenue Growth and Operating Margin Expansion to 15% * See reconciliation of non-GAAP financial measures in the Financial Information Appendix.

In Summary The transaction is projected to be accretive to both Stratex and Harris shareholders From inception, creates a leading global provider of wireless transmission network solutions with leadership products and services Provides the scale to win major contracts, deliver sustainable growth, and continue industry-leading innovation Delivers complementary geographic coverage resulting in a balanced global presence Combines the management talent of two companies for strong leadership Results in a more valuable partner for a widely diversified global customer base Positioned for Profitable, Sustainable Growth

Financial Information Appendix

Combined Pro Forma Latest Twelve Months Ended June 30, 2006 ($ in millions) * See reconciliation of non-GAAP financial measures in the Financial Information Appendix

Combined Pro Forma Balance Sheet as of June 30, 2006 ($ in millions) * Represents cash, cash equivalents and short-term investments

Reconciliation of Non-GAAP Financial Measures Harris Stratex Networks, Inc. September 5, 2006

Reconciliation of Non-GAAP Financial Measures Slide Title: Snapshot of the Two Companies

Reconciliation of Non-GAAP Financial Measures Slide Title: Snapshot of the Two Companies

Reconciliation of Non-GAAP Financial Measures Slide Title: Solid, Achievable plan for Cost Synergies

Reconciliation of Non-GAAP Financial Measures Slide Title: Solid, Achievable plan for Cost Synergies

Reconciliation of Non-GAAP Financial Measures Slide Title: Harris Stratex Networks Performance Targets

Reconciliation of Non-GAAP Financial Measures Slide Title: Combined Pro Forma Latest Twelve Months Ended June 30, 2006